                               UNITED STATES                    OMB APPROVAL

                     SECURITIES AND EXCHANGE COMMISSION    --------------------------

                           Washington, D.C. 20549          OMB Number: 3235-0145

                                SCHEDULE 13D               --------------------------

                                                           Expires: February 28, 2009

                Under the Securities Exchange Act of 1934

                           (Amendment No.1)*               --------------------------

                                                           Estimated Average burden

                                                           hours per response  11

                                                           --------------------------

BLINK LOGIC INC.

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                                (Name of Issuer)

COMMON

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                          (Title of Class of Securities)

09354 V 203

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                                 (CUSIP Number)

               Nexxt Capital Corp., 4 Sellers Court, Nepean, ON, K2H 7Y7

(613) 286-8090

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           (Name, Address and Telephone Number of Person Authorized

                     to Receive Notices and Communications)

           January 30, 2009

           --------------------------------------------------------

            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09354 V 203                  13D

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 (1) Names of Reporting Persons.  S.S. or I.R.S. Identification Nos. of Above

     Persons

Nexxt Capital Corp.

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 (2) Check the Appropriate Box if a Member     (a)  / /

     of a Group*                               (b)  / /

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 (3) SEC Use Only

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 (4) Source of Funds*

OO

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 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to

     Items 2(d) or 2(e)

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 (6) Citizenship or Place of Organization

Ontario, Canada

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Number of Shares              (7) Sole Voting

 Beneficially Owned                 Power            534,016

 by Each Reporting           --------------------------------------------------

 Person With                  (8) Shared Voting

                                    Power            Nil

                             --------------------------------------------------

                              (9) Sole Dispositive

                                    Power            534,016

                             --------------------------------------------------

                             (10) Shared Dispositive

                                    Power            Nil

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(11) Aggregate Amount Beneficially Owned by Each Reporting Person

534,016

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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

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(13) Percent of Class Represented by Amount in Row (11)

6.71%

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(14) Type of Reporting Person*

CO

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SCHEDULE 13D

CUSIP 09354 V 203

Item 1.  Security and Issuer

Common shares

Blink Logic Inc. (hereinafter “Company”)

750 Lindaro Street, Suite 350, San Rafael, CA 94901

Item 2.  Identity and Background

   a)     Nexxt Capital Corp.

         b)     4 Sellers Court, Nepean, ON, K2H 7Y7

c)

    Holding company

d)     Nexxt Capital Corp. has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)     Nexxt Capital Corp. has not been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

f)

    Canadian

Item 3.  Source and Amount of Funds or Other Consideration

On January 30, 2009, the Company cancelled 71,429 Series H common stock purchase warrants issued on September 10, 2007 and exercisable at $3.57 per share until September 10, 2011, 35,715 Series I common stock purchase warrants issued on September 10, 2007 and exercisable at $1.75 per share until September 10, 2011 and 14,286 Series N common stock purchase warrants issued on October 4, 2007 and exercisable at $2.10 per share until September 30, 2011 held by Nexxt Capital Corp., a company controlled by Edward Munden, the Chairman of the Board of Directors (“Board”) of the Company.  As consideration, the Board approved the issuance of a common stock purchase warrant to Nexxt Capital Corp. to purchase 121,430 shares of restricted common stock of the Company at $0.20 per share until December 31, 2013.  In addition, the Board approved the issuance of a common stock purchase warrant to Nexxt Capital Corp. to purchase 1,312,000 shares of restricted common stock of the Company at $0.20 per share until December 31, 2013.

Immediately after the transactions described above, Nexxt Capital Corporation holds 1,686,171 common stock purchase warrants of the Company and 534,016 shares of restricted common stock of the Company.

Item 4.  Purpose of Transaction.

The above transactions were completed as part of an adjustment to compensation for members of the Board and management of the Company.

a)       Other than described above, there are no plans or proposals which relate to or would result in the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer provided, however, that reporting persons might acquire additional shares or other securities of the issuer or dispose of some or all of their shares depending upon market conditions and their personal circumstances;

b)       There are no plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger,

reorganization or liquidation, involving the issuer or any of its subsidiaries;

c)       There are no plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

d)       There are no plans to change the present Board or management of the Company including any plans or proposals to change the number or term of directors or to fill any vacancies on the Board.

e)       Other than described above, there are no plans or proposals which relate to or would result in any material change in the present capitalization or dividend policy of the issuer;

f)       There are no other material changes in the business or corporate structure of the Company;

g)       There are no plans or proposals which relate to or would result in changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

h)       There are no plans or proposals which relate to or would result in causing a class of securities of the issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i)       There are no plans or proposals which relate to or would result in a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the

Act; or

j)       Except as described, there are no plans or proposals which relate to or would result in any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)

Reporting Person

Shares

Percentage of Class

Nexxt Capital Corp.

534,016

6.71%

(b)   Reporting Person

Shares with sole

Shares with

shared

power to vote

power to vote

Nexxt Capital Corp.

534,016

Reporting Person

Shares with sole

Shares with

shared

power to dispose

power to dispose

Nexxt Capital Corp.

534,016

Item 6  Contracts, Arrangements, Understandings or Relationships with

Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) with the person named in Item 2 and between such persons and any person with respect to any securities of the issuer except as disclosed herein.

Item 7  Material to be filed as exhibits.  None.

Signature         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this

                  statement is true, complete and correct.

Date: February 9, 2009

By:  /s/  Edward Munden

    President

    Nexxt Capital Corp.